October 29, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin

Re:	Allbirds, Inc.
Registration Statement on Form S-1
File No. 333-259188

Acceleration Request
Requested Date: November 2, 2021
Requested Time: 4:00 p.m., Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc., as representatives of the several underwriters, hereby join Allbirds, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259188) (the “Registration Statement”) to become effective on November 2, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
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Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi M. Madrid Diaz
Name:	Mitzi M. Madrid Diaz
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

cc:	Joseph Zwillinger, Allbirds, Inc.
Timothy Brown, Allbirds, Inc.
Michael Bufano, Allbirds, Inc.
Daniel Li, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Jacob Hanna, Cooley LLP
Stelios G. Saffos, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP
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